PACIFIC SELECT FUND

ROBIN S. YONIS
Vice President
General Counsel
Phone: (949) 219-6767
Fax: (949) 719-0804
Robin.Yonis@PacificLife.com

February 23, 2010

BY OVERNIGHT DELIVERY

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Civil Action Documents Filed with Respect to Pacific Select Fund (File No. 811-5141

Dear Sir or Madame:

Enclosed for filing on behalf of the registered investment company captioned above, pursuant to Section 33 of the Investment Company Act of 1940, as amended, are copies of the Civil Cover Sheet, Summons, Complaint, and Notice of Interested Parties and Corporate Disclosure Statement, each dated February 17, 2010, in *Pacific Select Fund v. The Bank of New York Mellon and BNY Mellon, N.A.*, (U.S.D.C., C.D. Cal.) (Case No. SACV10-198 DOC (ANx)).

Please acknowledge receipt of this filing by date stamping the enclosed copy of this letter and returning it in the envelope provided. Thank you.

Sincerely,

Enclosures

Cc: Jeffrey Puretz
Dechert LLP

COPY

IRELL & MANELLA LLP
John C. Hueston (CA Bar No. 164921)
jhueston@irell.com
Alison L. Plessman (CA Bar No. 250631)
aplessman@irell.com
Leeran R. Factor (CA Bar No. 261723)
lfactor@irell.com
840 Newport Center Drive, Suite 400
Newport Beach, CA 92660-6324
Telephone: (949) 760-0991
Facsimile: (949) 760-5200

Attorneys for Plaintiff
Pacific Select Fund

FILED
2010 FEB 17 PM 3:59
CLERK U.S. DISTRICT COURT
CENTRAL DIST. OF CALIF.
SANTA ANA
BY:

SEC
Mail Processing
Section
FEB 24 2010
Washington, DC
102

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

SOUTHERN DIVISION

PACIFIC SELECT FUND Plaintiff, vs. THE BANK OF NEW YORK MELLON, a New York state chartered bank, and BNY MELLON, N.A., a nationally-chartered bank. Defendants.	Case No. SACV10-00198 DOC (ANx) **PACIFIC SELECT FUND'S NOTICE OF INTERESTED PARTIES AND CORPORATE DISCLOSURE STATEMENT PURSUANT TO LOCAL RULE 7.1-1 AND FEDERAL RULE OF CIVIL PROCEDURE 7.1**

IRELL & MANELLA LLP
John C. Hueston (CA Bar No. 164921)
jhueston@irell.com
Alison L. Plessman (CA Bar No. 250631)
aplessman@irell.com
Leeran R. Factor (CA Bar No. 261723)
lfactor@irell.com
840 Newport Center Drive, Suite 400
Newport Beach, CA 92660-6324
Telephone: (949) 760-0991
Facsimile: (949) 760-5200

Attorneys for Plaintiff
Pacific Select Fund

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

SOUTHERN DIVISION

PACIFIC SELECT FUND Plaintiff, vs. THE BANK OF NEW YORK MELLON, a New York state chartered bank, and BNY MELLON, N.A., a nationally-chartered bank. Defendants.	Case No. **PACIFIC SELECT FUND'S NOTICE OF INTERESTED PARTIES AND CORPORATE DISCLOSURE STATEMENT PURSUANT TO LOCAL RULE 7.1-1 AND FEDERAL RULE OF CIVIL PROCEDURE 7.1**

Pursuant to Local Rule 7.1-1 and Federal Rule of Civil Procedure 7.1, Plaintiff Pacific Select Fund makes the following disclosure:

The undersigned, counsel of record for Pacific Select Fund, certifies that the following listed parties may have a direct, pecuniary interest in the outcome of this case. These representations are made to enable the Court to evaluate possible disqualification or recusal.

1. Pacific Select Fund states that it is a variable insurance trust established by Pacific Life Insurance Company.

2. Pacific Life Insurance Company ("Pacific Life") states that it is a Nebraska corporation, whose parent is Pacific LifeCorp., a Delaware Stock Holding Company, which owns 100% of the stock of Pacific Life. Pacific LifeCorp, in turn, is a wholly owned subsidiary of Pacific Mutual Holding Company, a Nebraska mutual insurance holding company. No publicly held company owns 10% or more of any of these entities.

Dated: February 17, 2010

Respectfully submitted,

IRELL & MANELLA LLP

By:____________________
John C. Hueston
Attorney for Plaintiff,
Pacific Select Fund

IRELL & MANELLA LLP
John C. Hueston (CA Bar No. 164921)
jhueston@irell.com
Alison L. Plessman (CA Bar No. 250631)
aplessman@irell.com
Leeran R. Factor (CA Bar No. 261723)
lfactor@irell.com
840 Newport Center Drive, Suite 400
Newport Beach, CA 92660-6324
Telephone: (949) 760-0991
Facsimile: (949) 760-5200

Attorneys for Plaintiff
Pacific Select Fund

FILED
2010 FEB 17 PM 3:59

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA
SOUTHERN DIVISION

PACIFIC SELECT FUND

Plaintiff,

vs.

THE BANK OF NEW YORK MELLON, a New York state chartered bank, and BNY MELLON, N.A., a nationally-chartered bank.

Defendants.

Case No. SACV10-00198 DOC (ANx)

COMPLAINT FOR:

FRAUDULENT MISREPRESENTATION;
NEGLIGENT MISREPRESENTATION;
BREACHES OF CONTRACT;
BREACH OF COVENANT OF GOOD FAITH AND FAIR DEALING;
BREACH OF FIDUCIARY DUTY;
CONSTRUCTIVE FRAUD;
PROFESSIONAL NEGLIGENCE;
VIOLATION OF *BUSINESS AND PROFESSIONS CODE* §§ 17200 *et seq.*

DEMAND FOR JURY TRIAL

IRELL & MANELLA LLP
John C. Hueston (CA Bar No. 164921)
jhueston@irell.com
Alison L. Plessman (CA Bar No. 250631)
aplessman@irell.com
Leeran R. Factor (CA Bar No. 261723)
lfactor@irell.com
840 Newport Center Drive, Suite 400
Newport Beach, CA 92660-6324
Telephone: (949) 760-0991
Facsimile: (949) 760-5200

Attorneys for Plaintiff
Pacific Select Fund

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

SOUTHERN DIVISION

PACIFIC SELECT FUND

Plaintiff,

vs.

THE BANK OF NEW YORK MELLON, a New York state chartered bank, and BNY MELLON, N.A., a nationally-chartered bank.

Defendants.

Case No.

COMPLAINT FOR:

FRAUDULENT MISREPRESENTATION; NEGLIGENT MISREPRESENTATION; BREACHES OF CONTRACT; BREACH OF COVENANT OF GOOD FAITH AND FAIR DEALING; BREACH OF FIDUCIARY DUTY; CONSTRUCTIVE FRAUD; PROFESSIONAL NEGLIGENCE; VIOLATION OF *BUSINESS AND PROFESSIONS CODE* §§ 17200 *et seq.*

DEMAND FOR JURY TRIAL

Pursuant to 28 U.S.C. § 1332, Plaintiff Pacific Select Fund ("Plaintiff" or "PSF") files this Complaint on behalf of its Board of Trustees against Defendant BNY Mellon, N.A. ("BNY Mellon") and The Bank of New York Mellon ("the Bank" and, collectively with BNY Mellon, the "Defendants"), by and through its attorneys of record, and alleges as follows:

INTRODUCTION

1. Offering insurance since 1868, Pacific Life Insurance Company ("Pacific Life") provides a wide range of life insurance products, annuities, and mutual funds, and offers a variety of investment products and services to individuals, businesses, and pension plans.

2. PSF is the proprietary variable insurance trust that was established by Pacific Life in 1988. PSF is an investment company registered under the Investment Company Act of 1940 and is comprised of approximately 35 distinct portfolios, each representing a separate pool of assets and each serving as a separate investment option for Pacific Life's variable annuity contracts and variable life insurance policies.

3. Pacific Life Fund Advisors LLC ("PLFA"), a wholly-owned subsidiary of Pacific Life, serves as the investment adviser to PSF. PLFA is registered under the Investment Advisers Act of 1940. In its role as investment adviser to PSF, PLFA recommends investment managers to manage the assets of the PSF portfolios. PLFA monitors, on behalf of PSF, the management of PSF's portfolios and provides regular updates to PSF regarding the management and performance of the portfolios.

4. Pursuant to a Third Party Securities Lending Authorization Agreement ("Securities Lending Agreement" or "Agreement") executed in January 2007 between Mellon Bank, N.A. and PSF, Mellon Bank contracted to act as PSF's lending agent and to establish, manage and administer a Securities Lending Program with respect to the lendable securities of PSF's portfolios. Defendants received, as compensation for its services, a percentage of the net revenues generated through

the Securities Lending Program. The Securities Lending Agreement provides that it shall be governed by and construed and enforced in accordance with the laws of the State of California.

5. Pursuant to the Securities Lending Agreement, Defendants – successors by merger to Mellon Bank – loaned securities owned by PSF to third-party borrowers in return for cash collateral. Defendants were charged under the Securities Lending Agreement with investing the cash collateral for the benefit of PSF pursuant to certain "Investment Guidelines." The cash collateral under the Securities Lending Program was invested by Defendants in the Mellon GSL DBT II Collateral Fund ("Collateral Fund"), a series of a trust established by Mellon Bank (DE) National Association (succeeded by BNY Mellon Trust of Delaware, an affiliate of Defendants) exclusively for "the investment and reinvestment of such cash collateral as may be contributed thereto by or on behalf of the securities lending clients of certain affiliates of the Trustee." Defendants or their affiliates serve as the investment manager and Trustee of this Collateral Fund. As such, Defendants were responsible for establishing the daily pricing of units of the Collateral Fund. Defendants priced these units at $1 per unit at all times pertinent to this Complaint.

6. Under the Securities Lending Agreement, Defendants committed to perform their obligations with "the care, skill, prudence, and diligence which, under the circumstances then prevailing, a professional securities lending agent acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aim." The Agreement also provides that Defendants are liable for losses incurred by PSF or by any PSF portfolio to the extent that such losses "result from the agent's negligence, willful misconduct, recklessness, bad faith, malfeasance or misfeasance in its administration of the Program, or the failure of the agent to comply with the provisions of the agreement, including the Investment Guidelines."

7. The Investment Guidelines that served as the basis for the investment of the cash collateral under the Securities Lending Agreement established as the "key objectives" for the management of cash collateral in the Collateral Fund the following: (1) safeguard principal; (2) assure that all cash collateral is invested in a timely manner; (3) maintain a diversified portfolio of investments; (4) maintain adequate liquidity to meet the anticipated needs of clients and/or their investment advisors; and (5) consistent with these objectives, to optimize the spread between the collateral earnings and the rebate paid to the borrower of securities.

8. Beginning in early 2007, Defendants decided to invest a substantial portion of the cash collateral in medium-term notes issued by Sigma Finance, Inc. ("SFI"). SFI is a Delaware corporation organized for the sole purpose of issuing debt securities for its Cayman Islands parent company, Sigma Finance Corporation ("Sigma"). The debt securities – in this case medium-term notes – were secured only by a "floating lien" on the assets of Sigma, which was subject to subordination to the lien interests of Sigma's other creditors.

9. By August 2007 – shortly after Defendants invested hundreds of millions of dollars in Sigma medium-term notes using the cash collateral received by Defendants from PSF's securities loans – analysts following Sigma and other similar structured investment vehicles ("SIVs") publicly warned that the lack of liquidity in the credit market and sharp declines in the market value of assets backing many SIVs threatened their viability.

10. By December 2007, analysts predicted that Sigma would not be able to repay the medium-term notes that Defendants purchased with PSF's collateral upon maturity. Despite Defendants' duty to invest as a reasonably prudent professional securities lending agent, and their commitment to "safeguard principal" in accordance with the key objectives of the Investment Guidelines, Defendants did not sell Sigma's securities at that time.

11. Concerned about the widespread reports of failing SIVs, PLFA requested a meeting with Defendants on December 18, 2007 to discuss the potential risks facing PSF by virtue of its participation in the Securities Lending Program and, in particular, the risks associated with the Collateral Fund's holdings in SIVs. At that meeting, Defendants assured PLFA that the Collateral Fund's holdings in SIVs would pay off at par at maturity and that there was no reason to sell them. In particular, Defendants assured PLFA that the Collateral Fund's holdings in SIVs were not excessively risky because the majority of the SIVs were backed by major banks that would bail them out if necessary and because the Collateral Fund held senior positions in the SIV investments.

12. At the same time, Defendants informed PLFA that, given current market conditions, if PSF wanted to redeem all or a significant portion of its units out of the Collateral Fund, whether at one time or over a period of time, Defendants would not permit PSF to redeem its units for cash at $1 per unit but would instead redeem PSF's units for "securities in-kind" (that is, by paying with a pro rata share of holdings in the Collateral Fund). Defendants knew that restricting redemption to "securities in-kind" would deter PSF from exiting the Collateral Fund because effecting such a redemption was not only operationally and technically complicated, but also could have resulted in losses for PSF because the market values for certain of the Collateral Fund's holdings, including the SIV holdings, were currently below par. A cash redemption at par value, on the other hand, would permit PSF to exit with virtually no losses.

13. Defendants assured PLFA that this in-kind redemption restriction applied to all participants invested in the Collateral Fund – regardless of size. PLFA was comforted that the Collateral Fund was not susceptible to a "run on the bank" scenario because other investors were also precluded from cash redemptions. However, because PSF desired to protect its investment from additional exposure to the Collateral Fund's holdings, among other things, if others were permitted to cash

out, PLFA demanded immediate notice when and if the in-kind redemption restriction was lifted.

14. PLFA's demand to be immediately notified when the in-kind redemption restriction was lifted put Defendants on notice that applying the in-kind redemption restriction to all participants in the Collateral Fund was essential to PSF's decision to continue its participation in the Securities Lending Program. Knowing that the across-the-board, in-kind redemption restriction was material to PSF's decision to continue its participation in the Securities Lending Program, Defendants agreed to provide such notice.

15. PSF – through PLFA – relied on Defendants' representations regarding the Collateral Fund and continued its participation in the Securities Lending Program.

16. Unbeknownst to PSF or PLFA, a mere *four days later*, Defendants or their affiliates signed an agreement with Hartford Series Fund, Inc., Hartford HLS Series Fund II, Inc., The Hartford Mutual Funds, Inc., and The Hartford Mutual Funds II, Inc. (collectively, "Hartford"), a co-investor with PSF in the Collateral Fund, that resulted in Hartford's cash redemption of its units at a value of $1 per unit from the Collateral Fund. Hartford's investment in the Collateral Fund represented approximately $2.6B, or 9% of the total outstanding units, at December 31, 2007. Hartford's cash redemption and exit from the Collateral Fund exposed PSF to increased risk by virtue of its increased proportionate exposure to the Collateral Fund and its holdings, including (but not limited to) the Sigma holdings.

17. Defendants never affirmatively informed PSF or PLFA of their special deal with Hartford. Indeed, PSF only learned about the deal by stumbling upon a footnote buried in the Collateral Fund's Financial Statements and Schedules, which were provided by Defendants to PSF many months later – and after significant losses had already been sustained.

18. Incredibly, three weeks after Defendants struck the deal with Hartford, Defendants reassured PSF's Board of Trustees on January 15, 2008 that all participants in the Collateral Fund wishing to redeem all or substantially all of their units, whether at one time or over a period of time, were restricted to in-kind redemptions. Again relying on Defendants' representations that all investors were precluded from cash redemptions, PSF continued to participate in the Securities Lending Program and did not seek to redeem its shares.

19. Meanwhile, analysts were becoming even more pessimistic on SIVs in general and Sigma in particular in January 2008 and the months that followed. During this time, PSF's Board of Trustees and PLFA actively questioned Defendants and demanded regular updates regarding the Collateral Fund's holdings, including its SIV holdings. Defendants continued to assure PSF's Board of Trustees and PLFA that the Collateral Fund's SIV holdings were sound and should not be sold.

20. Unaware that a significant investor had been permitted by Defendants to cash out its units in the Collateral Fund, PSF continued its participation in Defendants' Securities Lending Program – relying on Defendants' unique access to issuer information regarding the investments in the Collateral Fund, their purported credit analysis and investment management expertise, their purported risk oversight process, and their assurances that all participants in the Collateral Fund were restricted to the in-kind redemption restriction.

21. In July 2008, however, as PSF became more concerned about the Collateral Fund amid increasingly troubling market warnings, PSF asked Defendants for an extra measure of protection against potential losses from Sigma and the Collateral Fund's other holdings. Specifically, PSF asked Defendants to amend the Securities Lending Program to include a guarantee of $20 million against "negative earnings" resulting from the amortization of any principal losses.

22. While Defendants and PSF were negotiating the terms of this amendment, the warnings regarding Sigma proved true. Sigma's creditors seized over $25 billion of its approximately $27 billion of assets in late September and early October 2008, leaving approximately $1.9 billion as security for approximately $6.2 billion of outstanding medium-term notes and other secured debt. By October 6, 2008, Sigma was in receivership.

23. On October 16, 2008, Defendants and PSF executed the amendment to the Securities Lending Agreement, which was made effective September 1, 2008, whereby Defendants agreed to guarantee up to $20 million against "negative earnings" if PSF would agree to remove the $16 million securities lending annual income guarantee that was in effect under the Agreement. The amendment provides that it shall be governed by and construed and enforced in accordance with the laws of the State of California. Defendants expressly stated in a conference call with the Board of Trustees and PLFA on October 16, 2008 that payments relating to the Sigma losses under the Guarantee would be calculated and become due to PSF when Defendants determined a more definitive amount of loss on the Sigma SIV. Defendants, however, have refused to honor their obligations under the Guarantee. Although Defendants have since acknowledged that the Sigma securities are "permanently impaired" and realized a loss of $324,064,872 on the Sigma securities, as noted in the Collateral Fund's financial statements as of December 31, 2008, Defendants now disingenuously contend that the Guarantee was never meant to apply to the Sigma losses.

24. Defendants' representations to PSF that all participants in the Collateral Fund wishing to redeem all or a substantial portion of their units in the Collateral Fund, whether at one time or over a period of time, were restricted to in-kind redemptions – all the while knowing this to be untrue – induced PSF to retain its investments in the Collateral Fund and continue its participation in the Securities Lending Program. As a direct, proximate and producing result of Defendants'

breach of the Securities Lending Agreement, misrepresentations, and breach of fiduciary duty, PSF suffered tens of millions of dollars in damages, the exact amount to be proven at trial.

25. Defendants' refusal to sell the medium-term notes before Sigma's collapse – despite having access to information that should have led Defendants to know that such a collapse was imminent – constitutes negligence, a breach of fiduciary duty, and a breach of their obligations under the Securities Lending Agreement. Moreover, Defendants negligently misrepresented to PSF that the Collateral Fund's SIV holdings were not excessively risky, which they should have known to be untrue given market warnings, their self-proclaimed credit analysis and investment management expertise, their stated comprehensive risk oversight, and their unique access to issuer information. As a direct, proximate and producing result of Defendants' conduct, PSF suffered tens of millions of dollars in damages, the exact amount to be proven at trial.

26. Finally, Defendants' failure to honor their obligations under the $20 Million Negative Earnings Guarantee, despite their assurances that the Guarantee would apply to the Sigma losses, gives rise to claims for breach of contract and breach of the covenant of good faith and fair dealing. As a direct, proximate and producing result of Defendants' conduct, PSF suffered a loss of $20 million.

27. Accordingly, PSF brings this action to recover damages to compensate for these losses and disgorgement of the fees Defendants earned in connection with the Securities Lending Program.

PARTIES

28. Plaintiff PSF is a Massachusetts Business Trust with its principal place of business in Newport Beach, CA. PSF brings this action on behalf of its Board of Trustees. PSF's Declaration of Trust provides that the name "Pacific Select Fund" refers to the Trustees as Trustees, and not individually. The Declaration of Trust further provides that (1) the Trustees have the power to prosecute all claims relating

to the Trust property; (2) the Trustees shall sue in the name of the Trust to the extent practicable; (3) all of the assets of the Trust "shall at all times be considered as vested in the Trustees"; and (4) the Trustees have full authority and absolute power and control over the Trust property and the business of the Trust. The business and affairs of PSF are managed under the control and direction of the Board of Trustees pursuant to PSF's Declaration of Trust.

29. James T. Morris serves as a Trustee of PSF, as well as its Chief Executive Officer and Chairman of the Board. Mr. Morris resides in Laguna Niguel, CA, and has resided in California during all times relevant to this litigation.

30. Frederick K. Blackmon serves as a Trustee of PSF. Mr. Blackmon resides in Williamsburg, VA, and has resided in Virginia during all times relevant to this litigation.

31. Gale K. Caruso serves as a Trustee of PSF. Ms. Caruso resides in Yarmouth, ME, and has resided in Maine during all times relevant to this litigation.

32. Lucie H. Moore serves as a Trustee of PSF. Ms. Moore resides in Newport Beach, CA, and has resided in California during all times relevant to this litigation.

33. Nooruddin S. Veerjee serves as a Trustee of PSF. Mr. Veerjee resides in Marina del Rey, CA, and has resided in California during all times relevant to this litigation.

34. G. Thomas Willis serves as a Trustee of PSF. Plaintiff Willis resides in Oxnard, CA, and has resided in California during all times relevant to this litigation.

35. Throughout this Complaint, the terms "Plaintiff" or "PSF" refer collectively to the Board of Trustees of PSF and PSF.

36. On July 1, 2007, The Bank of New York Company, Inc. and Mellon Financial Corporation merged into The Bank of New York Mellon Corporation, with The Bank of New York Mellon Corporation being the surviving entity. The Defendants are the two principal bank subsidiaries of The Bank of New York

Mellon Corporation. As a result of the merger with Mellon, Defendants and/or their affiliates became the successors by operation of law to Mellon Bank, N.A., the original securities lending agent under the Securities Lending Agreement with PSF.

37. After the merger, Defendant BNY Mellon acted as the securities lending agent for PSF under the Securities Lending Agreement and managed the investment of cash collateral at issue in this case. Defendant BNY Mellon is a nationally-chartered bank. BNY Mellon's principal place of business is in Pittsburgh, PA. Defendant BNY Mellon may be served with process through any of its officers or directors, including Robert P. Kelly, Chairman and Chief Executive Officer, One Wall Street, New York, New York 10286 and Carl Krasik, General Counsel, One Wall Street, New York, New York 10286.

38. Since at least July 2008, Defendant The Bank of New York Mellon has housed BNY Mellon Asset Servicing, the business through which The Bank of New York Mellon Corporation offers its securities lending programs. Accordingly, the Bank acted as the securities lending agent for PSF under the Securities Lending Agreement and managed the investment of cash collateral at issue in this case. The Bank also executed the amendment to the Securities Lending Agreement relating to the $20 Million Negative Earnings Guarantee. The Bank is a New York state chartered bank. The Bank's principal place of business is in New York, NY. The Bank may be served with process through any of its officers or directors, including Robert P. Kelly, Chairman and Chief Executive Officer, One Wall Street, New York, New York 10286 and Carl Krasik, General Counsel, One Wall Street, New York, New York 10286.

39. Throughout this Complaint, the term "Defendants" refers collectively to BNY Mellon, the Bank, and Mellon Bank, N.A..

JURISDICTION AND VENUE

40. This Court has subject matter jurisdiction under 28 U.S.C. § 1332 because the amount in controversy exceeds the value of $75,000 exclusive of costs

and interest, and there is complete diversity of citizenship between the Plaintiff and Defendants.

41. This Court has both specific and general jurisdiction over Defendants. The Defendants engage in continuous and systematic activities within the State of California. These activities include, but are not limited to, entering into and performing agreements with Plaintiff, two of which are the subjects of Plaintiff's causes of action alleged herein.

42. Venue is proper in this district under 28 U.S.C. § 1391(a) because a substantial part of the events giving rise to the claims occurred in this judicial district, including but not limited to the execution of the Securities Lending Agreement (and subsequent amendments thereto) and representations made by Defendants to PLFA and PSF's Board of Trustees.

BACKGROUND FACTS

A. THE SECURITIES LENDING AUTHORIZATION AGREEMENT

43. Pursuant to the Securities Lending Agreement, Defendants loaned securities owned by PSF to third-party borrowers. In return for the loaned securities, Defendants received for the benefit of PSF cash collateral from the borrowers in an amount exceeding the market value of the loaned securities.

44. Defendants were charged with investing the cash collateral received from PSF's securities loans pursuant to certain "Investment Guidelines" set forth in an attachment to the Securities Lending Agreement. Defendants commingled this cash collateral in the Collateral Fund – which was created and maintained by Defendants and/or their affiliates and for which they served as investment manager and Trustee – with cash collateral received by their other clients participating in the Securities Lending Program. As of the end of September 2008, the cash collateral received by Defendants from PSF's securities loans made up approximately 26% of the total commingled funds in the Collateral Fund.

45. Defendants received, as compensation for its services, a percentage of the net revenues generated through the Securities Lending Program.

B. OBJECTIVES AND GUIDELINES FOR INVESTMENT OF COLLATERAL

46. Because the cash collateral invested by Defendants for the benefit of PSF had to be returned to the borrowers of the PSF securities upon return of those securities from the borrowers, Defendants were contractually required to invest the cash collateral conservatively and prudently, consistent with the primary objective of the Securities Lending Agreement – safeguarding principal.

47. In particular, the Securities Lending Agreement required Defendants to follow certain guidelines and/or policies in the investment of the cash collateral (the "Investment Guidelines").

48. The Investment Guidelines – which were attached to the Securities Lending Agreement – define the following "key objectives" for the management of the cash collateral supporting securities loans:

- safeguard principal,
- assure that all cash collateral is invested in a timely manner,
- maintain a diversified portfolio of investments,
- maintain adequate liquidity to meet the anticipated needs of clients and/or their investment advisors, and
- consistent with these objectives, to optimize the spread between the collateral earnings and the rebate paid to the borrower of securities.

C. STANDARD OF CARE UNDERTAKEN BY DEFENDANTS

49. Through the Securities Lending Agreement, Defendants also pledged to manage the investment of PSF's cash collateral (a) with the care, skill, prudence,

and diligence which, under the circumstances then prevailing, a professional securities lending agent acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims, and (b) in accordance with the provisions of the Securities Lending Agreement, including the Investment Guidelines.

50. Moreover, as PSF's lending agent, Defendants owed PSF a fiduciary duty to act with due care and in utmost good faith – a standard that requires a high degree of honesty, loyalty, integrity, impartiality, and the most faithful service. The duty of loyalty entails, among other things, a duty to avoid conflicts of interest, including undisclosed favoritism to other investors, and to disclose and resolve any conflicts promptly when they occur. The duty of care requires Defendants to (a) conduct an independent and thorough investigation into, and continually monitor, the merits and prudence of the investments they make; (b) convey to their clients complete and accurate information material to the circumstances; and (c) correct inaccurate or misleading information.

51. Additionally, as PSF's lending agent, Defendants owed a duty to PSF to not act negligently – that is, a duty of care to not cause harm or injury to PSF. Pursuant to the Securities Lending Agreement, Defendants expressly assumed liability for any losses resulting from their negligence in the Securities Lending Program.

D. DEFENDANTS' INVESTMENT OF CASH COLLATERAL

52. Since January 2007, Defendants invested up to $6 billion dollars of cash received as collateral for the loans of PSF's securities made to third-party borrowers by Defendants on PSF's behalf.

53. Defendants invested the cash collateral in the Collateral Fund. Defendants or their affiliates acted as the investment manager and Trustee for the Collateral Fund.

54. Through the Collateral Fund, Defendants used the cash collateral received from PSF's securities loans to purchase the medium-term notes ("MTNs") of SFI. For example, between January 2007 and September 2008, Defendants purchased approximately $530 million of the SFI-issued MTNs through the Collateral Fund.

55. SFI, a Delaware corporation, is the wholly owned subsidiary of Sigma, an entity organized and existing under the laws of the Cayman Islands. SFI was organized for the sole purpose of issuing and selling debt securities as a nominee for Sigma. SFI is not permitted by its certificate of incorporation to engage in any other business.

56. Sigma is a SIV managed by the British firm Gordian Knot Limited. A SIV is a pool of investment assets that attempts to profit from credit spreads between short-term debt and long-term structured finance products. SIVs issue short term debt, typically in the form of MTNs and commercial paper, to finance the acquisition of long-term, high-yielding assets, such as mortgage-backed securities. SIVs earn revenues based on the difference in yield between the debt they issue and the investment assets they own. SIVs are less regulated than other investment pools, and are typically not recorded on the balance sheet by large financial institutions such as commercial banks and investment houses.

57. The MTNs issued by SFI are guaranteed by Sigma and secured by a "first priority floating lien" on the assets of Sigma, except with respect to assets used as collateral for repurchase agreements ("repo transactions")[1] or other secured borrowing arrangements (subject to the funds raised thereby being at least equal to

---

[1] In a repo transaction, the SIV sells a portion of its assets to a "repo counterparty," typically a bank with the highest possible short-term rating. At the same time, the SIV agrees to repurchase the assets at a specific point in the future (the repo term) and pays interest to the repo counterparty over the term of the transaction. To protect itself from default by the SIV, the repo counterparty insists that the SIV post collateral valued in excess of the amount the SIV borrows from the repo counterparty.

90% of the then current market value of such assets) in which case the lien will rank second in respect of such assets.

58. During the summer of 2007, Sigma was the largest of approximately 30 SIVs in the world, and the only SIV not backed by a major bank. At its peak, Sigma had almost $60 billion in assets.

E. MARKET WARNINGS REGARDING SIGMA

59. Just a few months after Defendants invested nearly a hundred million dollars of PSF's cash collateral in the Sigma MTNs, analysts began issuing warnings regarding the viability of SIVs.

60. On June 21, 2007, two hedge funds, created and managed by a subsidiary of the former investment bank Bear Stearns & Co., whose investment strategy relied on financing its investment activities by borrowing against long-term assets like mortgage-backed securities, faced a liquidity crisis as the hedge funds' lenders were reluctant to lend money to an entity whose collateral was principally based on mortgage-backed securities. These hedge funds had to be bailed out by their parent, Bear Stearns, and in August 2007, they were shut down.

61. The collapse of the Bear Stearns hedge funds fueled a liquidity crisis among SIVs that held assets similar to these hedge funds. In August 2007, according to Citigroup analysts, illiquidity in the credit markets and sharp declines in the market value of assets backing many SIVs had already caused forced selling of assets among the world's major SIVs to support their revolving debt.

62. Between August and October 2007, more than a dozen SIVs failed following downgrades by rating agencies over the quality of their assets. Of the many SIVs that failed, most were subsidiaries of or had been set up by major banks. As such, these banks essentially absorbed their failures.

63. Sigma, however, was unique in that it was a standalone entity and had no investment or commercial bank backing it. Nevertheless, while many of the smaller SIVs were collapsing in the fall of 2007, Sigma barely managed to stay alive

during this period in large part because, unlike most SIVs, Sigma had eliminated certain market-value triggers from its operating structure in 2003 that would have forced it to wind up when the market value of its assets fell below a set point. *See* Neil Unmack, Pioneers of Structured Investments Fight for Survival of Flagship Fund, Bloomberg News (Apr. 8, 2008). The removal of these triggers, however, simply prolonged Sigma's inevitable death.

64. Unable to issue new MTNs or commercial paper because of the liquidity crisis, Sigma was forced to finance its activities using repo transactions. These transactions encumbered an overwhelming majority – approximately $25 billion – of its $27 billion in assets to the detriment of PSF (whose security interest was subordinated to the security interests of the repurchase agreement counterparties). Like the removal of market-value triggers from Sigma's operating structure, however, these repo transactions only extended Sigma's survival temporarily.

65. As the Financial Times wrote on December 17, 2007, Sigma, despite weathering the first SIV liquidity storm, was certain to be caught up in a second liquidity storm when its MTNs came due:

> The funding problems for the structured investment vehicles (SIVs) that have been at the centre of this year's liquidity troubles are far from over in spite of a number of banks stepping in to support their vehicles. **January will bring the start of a second wave of liquidity problems for SIVs as the vast majority of medium-term funding starts to come due for repayment**, according to a report from Dresdner Kleinwort analysts to be published on Wednesday. SIVs rely on cheap, short-term debt to fund investments in longer-term, higher-yielding securities.

> **They have been hurt as funding has dried up and asset values have declined.** This cheap debt has come from both the very short-term commercial paper (CP) markets and from the slightly longer maturity medium-term note (MTN) markets. CP funding has long dried up and much of what was sold has matured . . . **According to the DrK analysts' calculations, two-thirds of all MTN funding for SIVs comes due for repayment by the end of next September. Almost $40bn is to be repaid from January to March alone. This second liquidity squeeze will affect some SIVs more than others. Sigma Finance, run by Gordian Knot, accounts for 22.5 per cent of all outstanding MTNs issued by SIVs. It must repay about $22.5bn by the end of September and another $2.5bn in the final quarter.**

See Paul J. Davis, Second Wave of SIV Liquidity Problems Looms, FT.com (Dec. 17, 2007) (emphasis added).

66. Thus, by as early as December 2007, analysts were predicting that Sigma would face a liquidity crisis by at least the end of September 2008.

F. DEFENDANTS PROVIDE FALSE ASSURANCES TO PSF

67. Although PSF had limited knowledge regarding Sigma based on information available in the financial press, PSF relied on Defendants' ongoing assurances regarding the Sigma SIV because of Defendants' superior knowledge regarding the investments in the Collateral Fund, their purported credit analysis and investment management expertise, their purported rigorous risk oversight committees, and their stated unique access to issuer information regarding those investments, including the Sigma securities.

68. Indeed, concerned about these market warnings, PLFA requested a meeting with Defendants on behalf of PSF on December 18, 2007 to discuss the potential risks facing PSF by virtue of its participation in the Securities Lending Program and, in particular, the risks associated with the Collateral Fund's SIV holdings. At that meeting, Defendants assured PLFA that the Fund's holdings in SIVs would pay off at par at maturity and that there was no reason to sell them. In particular, Bob Fort, The Bank of New York Mellon's Chief Investment Officer and the person in charge of all Mellon legacy collateral reinvestment activities for Defendants' securities lending programs, assured PLFA that the majority of the SIVs in the Collateral Fund were backed by major banks that would bail them out if necessary. Mr. Fort further assured PLFA that the SIVs were safe investments by virtue of the senior positions held by the Collateral Fund in those investments.

69. At the same meeting, Mr. Fort advised PLFA that, given current market conditions, if PSF wanted to redeem all or a substantial portion of its units in the Collateral Fund, whether at one time or over a period of time, Defendants would have to redeem PSF with "securities in-kind" rather than in cash at $1 per unit. Mr. Fort assured PLFA that this restriction applied to all participants invested in the Collateral Fund, regardless of size. Defendants knew that restricting redemption to "securities in-kind" would deter PSF from exiting the Collateral Fund because effecting such a redemption was not only operationally and technically complicated, but also could have resulted in losses for PSF because the market values for certain of the Collateral Fund's holdings, including the SIV holdings, were currently below par. A cash redemption at par value, on the other hand, would permit PSF to exit with virtually no losses.

70. Precluded from a cash redemption, PLFA was comforted that the Collateral Fund was not susceptible to a "run on the bank" scenario because other investors were also precluded from cash redemptions. Moreover, at the insistence of PLFA, Mr. Fort promised that Defendants would notify PLFA and/or PSF

immediately if and when the "securities in-kind" redemption restriction was lifted. PLFA's demand to be notified when the in-kind redemption restriction was lifted put Mr. Fort on notice that applying the in-kind redemption restriction to all participants in the Collateral Fund was essential to PSF's decision to continue its participation in the Securities Lending Program.

71. Relying on Mr. Fort's representations regarding the Collateral Fund's holdings and the across-the-board application of the in-kind redemption restriction, PSF continued its participation in the Securities Lending Program.

72. Unbeknownst to PSF, a mere *four days later*, on December 22, 2007, Defendants or their affiliates signed an agreement with Hartford permitting Hartford to redeem its units in cash from the Collateral Fund at a value of $1 per unit. The cash redemption was scheduled to occur in six monthly payments, beginning on January 15, 2008. Hartford's investment in the Collateral Fund represented approximately $2.6B, or 9% of the total outstanding units, at December 31, 2007. Hartford's cash redemption and exit from the Collateral Fund exposed PSF to increased risk by virtue of its increased proportionate exposure to the Collateral Fund and its holdings, including (but not limited to) Sigma holdings.

73. Despite Mr. Fort's explicit agreement to do so, Defendants did not notify PSF or PLFA of the lifting of the in-kind redemption restriction with respect to Hartford's investment.

74. On January 15, 2008, only three weeks after Defendants struck the deal with Hartford to redeem in cash, Kathy Rulong, Executive Vice President and Executive Director of The Bank of New York Mellon's Global Securities Lending, reassured PSF's Board of Trustees that all participants in the Collateral Fund wishing to redeem all or substantially all of their units, whether at one time or over a period of time, were restricted to in-kind redemptions. Bob Fort and David Tant, The Bank of New York Mellon's Senior Vice President and Chief Reinvestment Credit Officer, also attended this Board meeting. Despite knowing that special

treatment had already been extended to Hartford, Ms. Rulong once again assured PSF that it would be immediately informed should the restriction be lifted for any of the participants in the Collateral Fund. Rulong, Fort and Tant further reassured PSF that the investments in the Collateral Fund were subject to rigorous risk oversight and that the discounts applied by the credit markets to the SIVs in the Collateral Fund did not reflect their long-term value. Relying on Defendants' representations, PSF continued to participate in the Securities Lending Program and did not seek to redeem its shares.

75. Defendants never affirmatively informed PSF or PLFA of their special deal with Hartford. Indeed, PSF only learned about the deal by stumbling upon a footnote buried in the Collateral Fund's Financial Statements and Schedules, which were provided by Defendants to PSF many months later – and after significant losses had already been sustained.

G. NEGATIVE PREDICTIONS FOR SIGMA CONTINUE

76. Echoing the sentiments about Sigma expressed in the Financial Times on December 17, 2007, a Citigroup analyst again sounded alarm bells regarding Sigma's impending demise in a January 25, 2008 report, noting that it had not secured the financing it would need to survive:

> [T]he largest unknown factor seems to be Gordian Knot, not only the largest but also the only non-bank sponsored SIV still looking to secure support. While initially in a better position due to its longer-term debt profile ... 60% of the total MTNs will mature in 2008, one-third in the first quarter. Moody's has told us that Gordian Knot seems close to securing funding, but nothing has been confirmed to date. The worsening climate in markets does not help, we think.

See Birgit Specht, European Securitized Products Outlook 2008, Citi European Securitised Products Strategy & Analysis (Jan. 25, 2008).

77. The reports concerning the failures of SIVs in general, and more specifically, Sigma's inability to secure the financing it would need to survive beyond September 2008, put Defendants on notice to investigate the dire financial conditions facing Sigma at least by the end of January 2008.

78. Given Defendants' self-proclaimed credit analysis and investment management expertise and comprehensive oversight, and their stated unique access to issuer information regarding the financial conditions facing Sigma, Defendants should have known they needed to liquidate PSF's positions in Sigma by at least January 31, 2008. A prudent securities lending professional acting with care, skill, prudence, and diligence under the circumstances then prevailing and with the information then available – particularly one whose chief objective was to safeguard principal – would have liquidated the Sigma positions by at least January 31, 2008, if not earlier.

79. As evidenced by Defendants' Global Securities Lending Holdings Reports, there was an active secondary market for the sale of the Sigma MTNs.

80. Had Defendants liquidated the Sigma MTNs held by the Collateral Fund on January 31, 2008, the total realized loss for that Fund on the Sigma MTNs would have been only $7.09 million (1.75% of amortized price), as opposed to $360.60 million (94.6% of amortized price) as of October 31, 2008, a mere nine months later.[2]

81. Defendants did not take prudent action, however, and as forecasted in late 2007, Sigma's viability continued to deteriorate throughout 2008.

82. In February 2008, a Citi analyst wrote, "Sigma, the largest (non-bank managed) SIV appears to be the only one left yet to secure support. On February

[2] All calculations of unrealized losses relating to the Sigma MTNs are based on the Market Value reported in the DBT II Global Securities Lending Holdings Reports.

27, Moody's put Sigma's CP/MTNs on review for downgrade." The report continued: "Moody's decision to finally place its senior debt ratings on Watch Negative has been based on its liquidity situation and current market valuations. The risk has been looming for weeks." *See* Birgit Specht, European Securitized Products Strategy, Citi European Securitized Products Strategy & Analysis, Feb. 29, 2008, at 5 and 6.

83. Also in February 2008, the Financial Times reported, "Most other large SIVs are run by big banks, which have now stepped in to support their vehicles. The lack of a large bank behind Sigma leaves it vulnerable to collapse." *See* Paul J. Davis, Moody's to Review Sigma Rating, FT.com, Feb. 27, 2008.

84. By March 19, 2008, as Bloomberg later reported, Sigma acknowledged that its ability to sell commercial paper had "diminished significantly."

85. The day before, on March 18, 2008, S&P had issued a warning that Sigma's senior debt would be downgraded. In a March 28, 2008 report, commenting on this development, a Citi analyst expressed further concern over Sigma's viability. The analyst noted that the SIV was using asset sales to cover its maturing short-term debt and was increasingly resorting to "repo transactions" for financing purposes. According to the analyst, "Sigma is the only remaining SIV not to have secured support . . . asset prices have continued to decline, and SIVs continue to sell assets to meet maturing liabilities. . . The use of repo poses significant risk to other senior creditors . . . In the event of Sigma defaulting, the repo counterparty can seize these assets and sell them off at its discretion, only needing to cover the amount it is owned." *See* Birgit Specht, European Securitized Products Outlook 2008, Citi European Securitised Products Strategy & Analysis, at 6 (Mar. 28, 2008).

86. Despite specific warnings of the risks that Sigma's repo transactions posed to creditors such as PSF, and Defendants' primary duty to "safeguard principal," Defendants failed to investigate the terms of these transactions or to

appreciate their significance. Moreover, Defendants continued to reassure PLFA – based on their supposed rigorous risk oversight, self-proclaimed credit analysis and investment management expertise, and stated unique access to issuer information – that the Sigma securities held in the Collateral Fund would pay in full at maturity. Had Defendants monitored Sigma consistent with their representations, they would have discovered that these repo transactions were significantly over-collateralized, putting PSF's invested principal at risk by virtue of its subordinate interests in the Sigma securities.

87. The news only got worse. On April 4, 2008 and April 7, 2008, respectively, both Moody's and S&P downgraded the MTNs issued by Sigma and held by the Collateral Fund.

88. On April 8, 2008, Bloomberg News explained the ratings agencies' downgrades were precipitated by the bleak prospect that Sigma could secure the funding it needed to remain viable:

> Gordian's Sigma Finance Corp. must refinance $20 billion of debt by September in a market where even the biggest banks are struggling to borrow, according to Moody's Investor Service. Moody's cut the $40 billion fund's Aaa rating by five levels to A2 last week because of concern about Sigma's ability to weather the credit crunch. Standard & Poor's downgraded Sigma on Monday to AA- from AAA. The inability to replace the debt may cause Sigma to dissolve.
>
> [Sigma] ... has dodged the turmoil by finding financing alternatives after demand for the industry's primary source of cash, commercial paper, dried up. A failure

> would signal a credit market freeze that began in July [2007] and led to the collapse of Bear Stearns isn't close to ending ....

See Neil Unmack, Pioneers of Structured Investments Fight for Survival of Flagship Fund, Bloomberg News (Apr. 8, 2008). The report also noted that by April 2008, money market funds had already reduced their investments in Sigma and rolled new money into more conservative programs. *See id.*

89. As a consequence of the downgrades, the Collateral Fund's unrealized losses for the Sigma MTNs as of May 6, 2008 were approximately $122 million, or approximately 29.8% of the amortized price of these securities. *See* DBT II Global Securities Lending Holdings Report, as of May 6, 2008.

90. As Bloomberg reported, Sigma turned to $26 billion in repo financing to temporarily survive and sold assets to repay maturing debt. Citing S&P, the report cautioned that while the repo arrangements "may" provide financing through June, some of the transactions had not yet been completed. *See* Neil Unmack, Pioneers of Structured Investments Fight for Survival of Flagship Fund, Bloomberg News (Apr. 8, 2008).

91. Through the summer of 2008, the alarms continued to sound about the financial troubles facing Sigma.

92. In July 2008, the Citi analyst that had been following Sigma warned, "Sigma's repo funding looks to be the greatest threat to senior creditors – and other investors in AAA ABS and bank floaters. If Sigma were to enter into enforcement/default on its debt, the repo counterparties would effectively rank ahead of senior noteholders. Banks would most likely sell the assets immediately, with discounts potentially extinguishing the equity, and perhaps even more." *See* Birgit Specht, An Update on SIVs, European Fixed Income Strategy and Analysis, (Jul. 1, 2008).

93. Defendants ignored these red flags and/or dismissed them as misguided predictions.

94. Throughout this time period, PSF continued to rely on Defendants' representations and assurances regarding the viability of Sigma and the Collateral Fund's other holdings, given their stated unique access to issuer information about these investments, touted credit analysis and investment management expertise, and supposed rigorous risk oversight process. Moreover, throughout this time period, Defendants maintained that the in-kind redemption restriction applied to all participants in the Collateral Fund, and failed to disclose that a major institutional investor, Hartford, had been allowed to cash out of the Fund at $1 per unit.

H. SECURITIES LENDING AGREEMENT IS AMENDED TO INCLUDE A $20 MILLION NEGATIVE EARNINGS GUARANTEE

95. PSF asked Defendants in July 2008 for an extra measure of protection against potential losses from Sigma and the Collateral Fund's other holdings. Specifically, PSF asked Defendants to guarantee $20 million in "negative earnings" resulting from the amortization of any principal losses.

96. On October 16, 2008, Defendants and PSF executed the amendment to the Securities Lending Agreement whereby Defendants agreed to guarantee up to $20 million against "negative earnings" if PSF would agree to remove the $16 million securities lending annual income guarantee that was in effect under the Agreement. The amendment was made effective September 1, 2008.

97. The amendment to the Securities Lending Agreement provides that in the event that a Portfolio's share of all income and earnings from the investment of cash by the Collateral Fund ("Earnings") for a particular monthly accounting period is "less than the amount necessary to pay the entire rebate or other amount payable to a Borrower," after taking into account the impact that the sale of securities in the Collateral Fund "may have" on Earnings, the Bank of New York Mellon shall pay "the amount equal to the difference between such Earnings and the rebates payable"

("Negative Earnings"), up to $20 Million in the aggregate. "Any Negative Earnings which result from a decrease in the value of the [Collateral Fund] are included within the Lending Agent's obligations."

98. Prior to PSF's ratification of this amendment – and after the Sigma default described below – Defendants explained to PSF's Board of Trustees, in a conference call on October 16, 2008, how and when the $20 Million Negative Earnings Guarantee would be applied. Defendants expressly stated to the Board that payments relating to the Sigma losses under the $20 Million Negative Earnings Guarantee would be calculated and become due to PSF when Defendants determined a more definitive amount of loss on the Sigma SIV. Moreover, Defendants reviewed and approved examples provided to the Board by PLFA that explained how the $20 Million Negative Earnings Guarantee would operate in the event that significant principal losses – such as the Sigma losses – resulted in negative earnings. The examples unambiguously contemplated that the $20 Million Negative Earnings Guarantee would cover the negative earnings resulting from the amortization of such principal losses.

99. Relying on Defendants' representations regarding the application of the $20 Million Negative Earnings Guarantee and, in particular, their assurances that it would apply to the negative earnings resulting from Sigma losses once the amount of loss was determined, PSF's Board of Trustees approved and ratified the $20 Million Negative Earnings Guarantee on October 16, 2008.

I. ANALYSTS' PREDICTIONS COME TRUE

100. As predicted as early as fall of 2007, Sigma failed.

101. On September 29, 2008, JP Morgan, one of Sigma's repo counterparties, terminated its repurchase agreement and served Sigma with a notice of default when Sigma could not provide sufficient collateral to JP Morgan in response to a margin call (prompted by a decline in value of the securities JP Morgan held as collateral).

102. Following JP Morgan, HSBC Holdings PLC and Royal Bank of Scotland Group PLC also terminated their repurchase agreements with Sigma.

103. As a result, these lenders seized the assets they held as senior secured creditors under the repurchase agreements. The defaults allowed Sigma's repo counterparties to sell the securities they held pursuant to the repo agreements.

104. On September 30, 2008, Moody's and S&P downgraded Sigma based on this news and warned, as predicted, that investors in roughly $6 billion of Sigma's remaining debt (which included the MTNs) may not get their money back.

105. At the time of this default, of Sigma's approximately $27 billion in face value of assets, approximately $25 billion had been seized as repo collateral which left approximately $1.9 billion in face value of unencumbered assets backing approximately $6.2 billion in outstanding senior secured liabilities (primarily MTNs).

106. On October 1, 2008, Sigma announced it ceased trading and expected that a receiver would be appointed.

107. On the same day, Defendants notified PSF of Sigma's default and informed PSF that Sigma MTNs held by the Collateral Fund were transferred into a newly created segregated series of the same trust ("Segregated Series"). As a result, each shareholder of the Collateral Fund now owned shares of both the Collateral Fund and the Segregated Series.

108. By October 6, 2008, three receivers were appointed to wind up the affairs of Sigma.

109. At the time of the default, the Collateral Fund held approximately $381.3 million of principal in the Sigma SIV. As a result of the default, the MTNs held by the Collateral Fund lost approximately $324.1 million, or 85% of their value. PSF's pro-rata interest in the Sigma SIV within the Collateral Fund was priced by Defendants at approximately $81.1 million.

J. DEFENDANTS FAILED TO COMPENSATE PSF FOR ITS LOSSES

110. On or about December 2, 2008, the receivers held an auction sale of Sigma's securities portfolio and sold the securities for $306 million. The receivers estimated that Sigma's obligation to MTN holders was approximately $6.2 billion and that MTNs maturing after October 23, 2008 would not be satisfied.

111. Each of the Sigma MTNs held in the Collateral Fund as of September 30, 2008 matured after October 23, 2008. Thus, the Collateral Fund's MTNs were not satisfied by the auction proceeds.

112. Acknowledging the Collateral Fund's inability to recover its losses on the Sigma securities, Defendants stated in the Collateral Fund's financial statements as of December 31, 2008 that the Sigma securities are "permanently impaired" and realized a loss of $324,064,872 on the Sigma securities. PSF's pro-rata share of these losses is approximately $81.1 Million.

113. Defendants have failed to remedy any of the losses caused by the negligent performance of their duties as PSF's lending agent.

114. Moreover, Defendants have failed to compensate PSF for the losses caused by their misrepresentations regarding the so-called "in-kind redemption restriction." Had Defendants informed PSF in December 2007 or January 2008 that the in-kind redemption restriction was in fact only being applied to some of the participants in the Collateral Fund – and, indeed, that at least one participant in the Collateral Fund was receiving special treatment from Defendants at the expense of the others – PSF would have redeemed its shares in the Collateral Fund and avoided millions of dollars in losses.

115. Defendants also now refuse to honor their obligations under the $20 Million Negative Earnings Guarantee despite previous assurances that they would do so upon realizing the Sigma losses. The amortization of the Sigma losses results in negative earnings to PSF in excess of $20 Million. Defendants now

disingenuously contend, however, that the Guarantee was never meant to apply to the negative earnings resulting from the Sigma losses.

FIRST CAUSE OF ACTION

FRAUDULENT MISREPRESENTATION

(In-Kind Redemption Restriction)

116. Plaintiff incorporates by reference paragraphs 1-115 as if set forth again in full.

117. On December 18, 2007, PSF's adviser, PLFA, met with Defendants (in particular, Mr. Fort) to address PSF's concerns regarding the Collateral Fund's exposure to SIVs. During this meeting, Defendants informed PLFA that PSF could not redeem all or substantially all of its units out of the Collateral Fund in cash, whether at one time or over a period of time, but rather that Defendants would only redeem PSF with securities in-kind. Defendants confirmed that this in-kind redemption restriction applied to all participants in the Collateral Fund, regardless of size. PLFA emphasized that it wanted to be notified immediately once the in-kind redemption restriction was lifted, and Defendants promised to do so.

118. Relying on Defendants' representations regarding the across-the-board, in-kind redemption restriction and their monitoring of the SIV holdings in the Collateral Fund, PSF maintained its position in the Collateral Fund and continued its participation in the Securities Lending Program, comforted that the Collateral Fund was not susceptible to a "run on the bank" scenario because all other investors were also precluded from cash redemptions.

119. A mere four days later, however, on December 22, 2007, Defendants or their affiliates signed an agreement allowing another participant in the Collateral Fund, Hartford, to redeem its investment in cash at a value of $1 per unit.

120. Hartford's investment in the Fund represented approximately $2.6B, or 9% of the total outstanding units, at December 31, 2007. Hartford's cash redemption and exit from the Collateral Fund exposed PSF to increased risk by

virtue of its increased proportionate exposure to the Collateral Fund and its holdings, including (but not limited to) the Sigma holdings.

121. Despite their promises to notify PSF or PLFA immediately when the in-kind redemption restriction was lifted, Defendants never affirmatively informed PSF or PLFA of their special deal with Hartford. Indeed, PSF only learned about the deal by stumbling upon a footnote buried in the Collateral Fund's Financial Statements and Schedules, which were provided by Defendants to PSF many months later – and after significant losses had already been sustained.

122. Moreover, Defendants never offered PSF the option to redeem its units in cash.

123. Indeed, three weeks after Defendants struck the deal with Hartford, Defendants (in particular, Ms. Rulong, together with Mr. Fort and Mr. Tant) reassured PSF's Board of Trustees on January 15, 2008 that all participants in the Collateral Fund were subject to the same in-kind redemption restriction to which PSF was subject. Again relying on Defendants' representations, PSF continued to participate in the Securities Lending Program and did not seek to redeem its units.

124. On several occasions after Hartford was permitted to redeem its units in cash, Defendants continued to represent to PSF that they had a policy prohibiting in-cash redemption for shareholders wishing to redeem all or substantially all of their units and that this applied to all investors.

125. At the time Defendants made these misrepresentations to PSF, Defendants knew that Hartford was being permitted to cash out of the Collateral Fund at $1 per unit. Thus, Defendants knew their representations to PSF were false. Nonetheless, Defendants made these representations with both knowledge and intent that PSF would rely upon them.

126. The representations made by Defendants were material to PSF's decision making regarding its continued participation in Defendants' Securities Lending Program. PSF did not know Defendants' representations were false and

justifiably relied on them by continuing its participation in the Securities Lending Program.

127. If PSF had been informed that the in-kind redemption restriction was being inconsistently and unfairly applied in December 2007 or January 2008, it would have redeemed its units in the Collateral Fund and avoided the millions of dollars in losses resulting from Sigma's failure.

128. PSF relied upon these misrepresentations in good faith, and as a result, suffered damages in an amount greater than $75,000, exact amount to be established at trial. The wrongful conduct complained of herein was egregious, reckless, wanton, fraudulent, and/or willful to justify the imposition of exemplary and punitive damages.

SECOND CAUSE OF ACTION

NEGLIGENT MISREPRESENTATION

(In-Kind Redemption Restriction)

129. Plaintiff incorporates by reference paragraphs 1-128 as if set forth again in full.

130. On December 18, 2007, PSF's adviser, PLFA, met with Defendants (in particular, Mr. Fort) to address PSF's concerns regarding the Collateral Fund's exposure to SIVs. During this meeting, Defendants informed PLFA that PSF could not redeem all or substantially all of its units out of the Collateral Fund in cash, whether at one time or over a period of time, but rather that Defendants would only redeem PSF with securities in-kind. Defendants confirmed that this in-kind redemption restriction applied to all participants in the Collateral Fund, regardless of size. PLFA emphasized that it wanted to be notified immediately once the in-kind redemption restriction was lifted, and Defendants promised to do so.

131. Relying on Defendants' representations regarding the across-the-board, in-kind redemption restriction and their monitoring of the SIV holdings in the Collateral Fund, PSF maintained its position in the Collateral Fund and continued its

participation in the Securities Lending Program, comforted that the Collateral Fund was not susceptible to a "run on the bank" scenario because all other investors were also precluded from cash redemptions.

132. A mere four days later, however, on December 22, 2007, Defendants or their affiliates signed an agreement allowing another participant in the Collateral Fund, Hartford, to redeem its investment in cash at a value of $1 per unit.

133. Hartford's investment in the Fund represented approximately $2.6B, or 9% of the total outstanding units, at December 31, 2007. Hartford's cash redemption and exit from the Collateral Fund exposed PSF to increased risk by virtue of its increased proportionate exposure to the Collateral Fund and its holdings, including (but not limited to) the Sigma holdings.

134. Despite their promises to notify PSF or PLFA immediately when the in-kind redemption restriction was lifted, Defendants never affirmatively informed PSF or PLFA of their special deal with Hartford. Indeed, PSF only learned about the deal by stumbling upon a footnote buried in the Collateral Fund's Financial Statements and Schedules, which were provided by Defendants to PSF many months later – and after significant losses had already been sustained.

135. Moreover, Defendants never offered PSF the option to redeem its units in cash.

136. Indeed, three weeks after Defendants struck the deal with Hartford, Defendants (in particular, Ms. Rulong, together with Mr. Fort and Mr. Tant) reassured PSF's Board of Trustees on January 15, 2008 that all participants in the Collateral Fund were subject to the same in-kind redemption restriction to which PSF was subject. Again relying on Defendants' representations, PSF continued to participate in the Securities Lending Program and did not seek to redeem its units.

137. On several occasions after Hartford was permitted to redeem its units in cash, Defendants continued to represent to PSF that they had a policy prohibiting in-

cash redemption for shareholders wishing to redeem all or substantially all of their units and that this applied to all investors.

138. At the time Defendants made these misrepresentations to PSF, Defendants had no reasonable grounds for believing them to be true and should have known them to be false. Nonetheless, Defendants made these representations with both knowledge and intent that PSF would rely upon them.

139. The representations made by Defendants were material to PSF's decision making regarding its continued participation in Defendants' Securities Lending Program. PSF did not know that Defendants' representations were false and justifiably relied on them by continuing its participation in the Securities Lending Program.

140. If PSF had been informed that the in-kind redemption restriction was being inconsistently and unfairly applied in December 2007 or January 2008, it would have redeemed its units in the Collateral Fund and avoided the millions of dollars in losses resulting from Sigma's failure.

141. PSF relied upon these misrepresentations in good faith, and as a result, suffered damages in an amount greater than $75,000, exact amount to be established at trial.

<u>THIRD CAUSE OF ACTION</u>

BREACH OF CONTRACT

(Breach of the Securities Lending Agreement)

142. Plaintiff incorporates by reference paragraphs 1-141 as if set forth again in full.

143. As described above, PSF and Defendants' predecessor entered into a valid Securities Lending Authorization Agreement on January 1, 2007. Defendants acted as PSF's lending agent and as the Collateral Fund's investment manager pursuant to the Securities Lending Agreement at all times relevant to the allegations made herein.

144. PSF's primary obligation under the Securities Lending Agreement was to provide compensation to Defendants in accordance with the fee schedule attached to the Securities Lending Agreement, which was to be amended from time to time upon agreement by the parties. PSF has fulfilled its obligations under the Securities Lending Agreement.

145. Section 10(b)(i) of the Securities Lending Agreement provides: "The Lending Agent shall perform its obligations under this Agreement with the care, skill, prudence, and diligence which, under the circumstances then prevailing, a professional securities lending agent acting in a capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aim."

146. Section 10(b)(ii) of the Securities Lending Agreement holds Defendants legally responsible for losses resulting from Defendants' "negligence, willful misconduct, recklessness, bad faith, malfeasance or misfeasance in its administration of the Program, or the failure of the Lending Agent to comply with the provisions of this Agreement, including the Investment Guidelines."

147. The Investment Guidelines state that the objectives of the Collateral Fund shall be to (1) safeguard principal, (2) assure that all cash collateral is invested in a timely manner, (3) maintain a diversified portfolio of investments, (4) maintain adequate liquidity, and (5) consistent with these other objectives, to optimize the spread between the collateral earnings and the rebate paid to the borrower of securities.

148. Defendants breached the Securities Lending Agreement by failing to perform its obligations with the level of care, skill, prudence, and diligence consistent with its status as a professional securities lending agent; by subjecting PSF to losses resulting from Defendants' negligence, willful misconduct, recklessness, bad faith, malfeasance or misfeasance in its administration of the

program; and by failing to invest in accordance with the objectives specified in the Investment Guidelines.

149. In particular, Defendant breached the Securities Lending Agreement by, *inter alia*: (a) failing to safeguard PSF's principal; (b) failing to maintain adequate liquidity in the Collateral Fund; (c) failing to optimize the spread between the collateral earnings and the rebate paid to the borrower of securities; (d) misrepresenting in bad faith to PSF that the in-kind redemption restriction applied to all participants in the Collateral Fund when they knew that it did not; (e) diluting PSF's interest in the Collateral Fund and increasing its exposure to risk by allowing Hartford to cash out of the Fund at $1 per unit and intentionally failing to disclose their actions regarding the same; (f) failing to conduct a complete, thorough, and careful investigation into the Sigma MTNs which, if conducted, would have revealed, among other things, that Sigma's repo transactions were significantly over-collateralized, leaving PSF at risk of not recovering its invested principal; (g) imprudently investing the collateral received by PSF in the Sigma MTNs, which were inappropriate and unsuitable investments for the investment of the cash collateral and which did not comply with the Investment Guidelines; (h) imprudently failing to properly monitor the investments in the Sigma MTNs which, if diligently done, would have, among other things, revealed by January 2008 the excessive risks of Sigma's inability to pay the MTNs as they matured; (i) imprudently maintaining the investments in the Sigma MTNs after Defendants became aware or should have become aware of analysts' warnings concerning Sigma, its dire financial condition, and its likely failure before the MTNs matured; and (j) refusing to assume the losses of PSF arising from Defendants' negligence, bad faith, willful misconduct, and failure to comply with the Investment Guidelines.

150. As a direct, proximate result of Defendants' breach, PSF suffered damages in an amount greater than $75,000, exact amount to be established at trial.

FOURTH CAUSE OF ACTION

BREACH OF CONTRACT

(Breach of the $20 Million Negative Earnings Guarantee)

151. Plaintiff incorporates by reference paragraphs 1-150 as if set forth again in full.

152. On October 16, 2008, Defendants and PSF executed an amendment to the Securities Lending Agreement whereby Defendants agreed to guarantee up to $20 million against "negative earnings" if PSF would agree to remove the $16 million securities lending annual income guarantee that was in effect under the Agreement. PSF had asked Defendants for this modification to the Securities Lending Agreement in July 2008 to provide a measure of protection against potential losses from the Sigma SIV and other holdings within the Collateral Fund.

153. The amendment to the Securities Lending Agreement provides that in the event that a Portfolio's share of all income and earnings from the investment of cash by the Collateral Fund ("Earnings") for a particular monthly accounting period is "less than the amount necessary to pay the entire rebate or other amount payable to a Borrower," after taking into account the impact that the sale of securities in the Collateral Fund "may have" on Earnings, the Bank of New York Mellon shall pay "the amount equal to the difference between such Earnings and the rebates payable" ("Negative Earnings"), up to $20 Million in the aggregate. "Any Negative Earnings which result from a decrease in the value of the [Collateral Fund] are included within the Lending Agent's obligations."

154. Prior to PSF's ratification of this amendment, Defendants explained the terms of the agreement to PSF's Board of Trustees on October 16, 2008, including how and when the $20 Million Negative Earnings Guarantee would be applied. Defendants expressly stated to the Board that payments relating to the Sigma losses under the $20 Million Negative Earnings Guarantee would be calculated and become due to PSF when Defendants determined a more definitive amount of loss

on the Sigma SIV. Moreover, Defendants reviewed and approved examples provided to the Board that explained how the $20 Million Negative Earnings Guarantee would operate in the event that significant principal losses – such as the Sigma losses – resulted in negative earnings. The examples unambiguously contemplated that the $20 Million Negative Earnings Guarantee would cover the negative earnings resulting from the amortization of such principal losses.

155. Relying on Defendants' representations regarding the meaning and application of the $20 Million Negative Earnings Guarantee and, in particular, their assurances that it would apply to the negative earnings resulting from Sigma losses once the amount of loss was determined, PSF's Board of Trustees approved and ratified the $20 Million Negative Earnings Guarantee on October 16, 2008 (made effective September 1, 2008).

156. Defendants stated in the Collateral Fund's financial statements as of December 31, 2008 that the Sigma securities are "permanently impaired" and realized a loss of $324,064,872 on the Sigma securities.

157. The amortization of the Sigma losses results in negative earnings to PSF in excess of $20 Million.

158. Nevertheless, Defendants refuse to honor their obligations under the $20 Million Negative Earnings Guarantee despite previous assurances that they would do so upon realizing the Sigma losses.

159. This complete refusal to honor the amendment to the Securities Lending Agreement constitutes a breach of contract by Defendants.

160. PSF has met its obligations under the amendment.

161. As a direct, proximate result of Defendants' breach, PSF suffered damages in an amount greater than $75,000, exact amount to be established at trial.

FIFTH CAUSE OF ACTION

BREACH OF COVENANT OF GOOD FAITH AND FAIR DEALING

($20 Million Negative Earnings Guarantee)

162. Plaintiff incorporates by reference paragraphs 1-161 and, in particular, paragraphs 151-161 as if set forth again in full.

163. Both PSF and Defendants understood that the purpose of the $20 Million Negative Earnings Guarantee was to provide a measure of protection against potential losses from the Sigma SIV and other holdings within the Collateral Fund.

164. Further, when the agreement was executed on October 16, 2008, both PSF and Defendants understood that payments relating to the Sigma losses under the $20 Million Negative Earnings Guarantee would be calculated and become due to PSF when Defendants determined a more definitive amount of loss on the Sigma SIV.

165. Indeed, on October 16, 2008, Defendants expressly stated to PSF's Board of Trustees that the $20 Million Negative Earnings Guarantee would apply to the negative earnings resulting from the Sigma losses. Defendants knew when they made that statement to the Board of Trustees that the Sigma securities had been transferred from the Collateral Fund to the Segregated Series.

166. Moreover, Defendants reviewed and approved examples provided to the Board that explained how the $20 Million Negative Earnings Guarantee would operate in the event that the amortization of significant principal losses – such as the Sigma losses – resulted in negative earnings. The examples unambiguously contemplated that the $20 Million Guarantee would cover the negative earnings resulting from the amortization of such principal losses.

167. In the Collateral Fund's financial statements as of December 31, 2008, Defendants or their affiliates stated that the Sigma securities are "permanently impaired" and realized a loss of $324,064,872 on the Sigma securities.

168. The amortization of the Sigma losses results in negative earnings to PSF in excess of $20 Million.

169. Nevertheless, Defendants refuse to honor their obligations under the $20 Million Negative Earnings Guarantee despite previous assurances that they would do so upon realizing the Sigma losses.

170. Defendants' complete refusal to honor their obligations under the $20 Million Negative Earnings Guarantee constitutes a breach of the implied covenant of good faith and fair dealing. By arguing that the $20 Million Negative Earnings Guarantee was not intended to apply to the negative earnings resulting from the Sigma losses or, generally, to negative earnings resulting from the amortization of any other principal losses, Defendants are frustrating the purpose of the Guarantee and interfering with PSF's right to the benefit of its agreement.

171. As a direct, proximate result of Defendant's breach of the covenant of good faith and fair dealing, PSF suffered damages in an amount greater than $75,000, exact amount to be established at trial.

SIXTH CAUSE OF ACTION

BREACH OF FIDUCIARY DUTY

172. Plaintiff incorporates by reference paragraphs 1-171 as if set forth again in full.

173. Defendants owed fiduciary duties to PSF by virtue of the terms of the Securities Lending Agreement and the nature of their relationship with PSF.

174. These fiduciary duties required Defendants to discharge their obligations with respect to PSF (a) in utmost good faith – a standard that requires a high degree of honesty, loyalty, integrity, impartiality, and the most faithful service, (b) with care, skill, prudence, and diligence under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims, and (c) in accordance with the terms of their contracts with PSF

175. Defendants breached the fiduciary duties they owed to PSF by, *inter alia*: (a) failing to safeguard PSF's principal; (b) failing to maintain adequate liquidity in the Collateral Fund; (c) failing to optimize the spread between the collateral earnings and the rebate paid to the borrower of securities; (d) misrepresenting to PSF that the in-kind redemption restriction applied to all participants in the Collateral Fund when they knew or should have known that it did not; (e) diluting PSF's interest in the Collateral Fund and increasing its exposure to risk by allowing Hartford to cash out of the Fund at $1 per unit and intentionally failing to disclose its actions regarding the same; (f) treating certain participants in the Collateral Fund more favorably than others without disclosing such special and unfair treatment; (g) failing to honor their obligations under the $20 Million Negative Earnings Guarantee; (h) misrepresenting to PSF that they would make payments under the $20 Million Negative Earnings Guarantee for negative earnings resulting from the amortization of Sigma losses, as well as negative earnings resulting from the amortization of other principal losses, when they had no intention of making such payments; (i) failing to conduct a complete, thorough, and careful investigation into the Sigma MTNs which, if conducted, would have revealed, among other things, that Sigma's repo transactions were significantly over-collateralized, leaving PSF at risk of not recovering its invested principal; (j) imprudently investing the collateral received by Defendants for PSF securities loans in the Sigma MTNs, which were inappropriate and unsuitable investments for the investment of the cash collateral and which did not comply with the Investment Guidelines; (k) imprudently failing to properly monitor the investments in the Sigma MTNs which, if diligently done, would have, among other things, revealed by January 2008 excessive risks of Sigma's inability to pay the MTNs as they matured; (l) imprudently maintaining the investments in the Sigma MTNs after Defendants became aware or should have become aware of analysts' warnings concerning Sigma, its dire financial condition, and its likely failure before the MTNs matured;

and (m) refusing to assume the losses of PSF arising from Defendants' negligence, bad faith, willful misconduct, and failure to comply with the Investment Guidelines.

176. In continuing its participation in Defendants' Securities Lending Program, PSF reasonably relied on the notion that Defendants would uphold their fiduciary duties of prudence, good faith, honesty, loyalty, and integrity.

177. As a direct and proximate result of Defendants' numerous breaches of their fiduciary duties, PSF suffered damages in an amount greater than $75,000, exact amount to be determined at trial. The wrongful conduct complained of herein was egregious, reckless, wanton, fraudulent, and/or willful to justify the imposition of exemplary and punitive damages.

SEVENTH CAUSE OF ACTION

CONSTRUCTIVE FRAUD

178. Plaintiff incorporates by reference paragraphs 1-177 as if set forth again in full.

179. As described in paragraphs 167-177, Defendants owed fiduciary duties to PSF.

180. As described in paragraphs 167-177, Defendants breached those duties on numerous occasions. In doing so, Defendants acted with intent to deceive PSF and routinely failed to disclose material information to PSF. For example, *inter alia*, Defendants: (a) misrepresented to PSF that the in-kind redemption restriction applied to all participants in the Collateral Fund when they knew that it did not; (b) diluted PSF's interest in the Collateral Fund and increased its exposure to risk by allowing Hartford to cash out of the Fund at $1 per unit and intentionally failed to disclose its actions regarding the same; (c) treated certain participants in the Collateral Fund more favorably than others without disclosing such special and unfair treatment; (d) misrepresented to PSF that they would make payments under the $20 Million Negative Earnings Guarantee for negative earnings resulting from the amortization of Sigma losses, as well as negative earnings resulting from the

amortization of other principal losses, when they had no intention of making such payments; and (e) failed to disclose to PSF the excessive risks facing Sigma that were known to Defendants or should have been known by virtue of their purported credit analysis and investment management expertise, their purported rigorous risk oversight process, and their stated unique access to issuer information.

181. These facts – undisclosed by Defendants – would have been material to PSF's decision making regarding its continued participation in the Securities Lending Program.

182. By failing to disclose material facts to PSF and/or by making affirmative misrepresentations, Defendants intended to deceive PSF and thereby induce PSF to continue participating in the Securities Lending Program.

183. PSF relied on the fiduciary nature of its relationship with Defendants and Defendants' disclosures – and nondisclosures – when making its investment decisions and its decisions to continue participating in Defendants' Securities Lending Program.

184. As a direct and proximate result of Defendants' constructive fraud, PSF has suffered damages in an amount greater than $75,000, exact amount to be determined at trial. The wrongful conduct complained of herein was egregious, reckless, wanton, fraudulent, and/or willful to justify the imposition of exemplary and punitive damages.

EIGHTH CAUSE OF ACTION

PROFESSIONAL NEGLIGENCE

185. Plaintiff incorporates by reference paragraphs 1-184 as if set forth again in full.

186. As PSF's lending agent, Defendants owed PSF duties to perform its services with the care, skill, prudence and diligence that would be expected of a professional securities lending agent or other professional entrusted with the management and control of another's property. These duties arose by virtue of the

terms of the Securities Lending Agreement (*e.g.*, the Securities Lending Agreement expressly states that Defendants' are liable for losses caused by their own negligence) and the nature of Defendants' relationship with PSF.

187. Defendants breached these duties owed to PSF by, *inter alia*: (a) failing to conduct a complete, thorough, and careful investigation into the Sigma MTNs which, if conducted, would have revealed, among other things, that Sigma's repo transactions were significantly over-collateralized, leaving PSF at risk of not recovering its invested principal; (b) imprudently investing the collateral received by PSF in the Sigma MTNs, which were inappropriate and unsuitable investments for the investment of the cash collateral; (c) imprudently failing to properly monitor the investments in the Sigma MTNs which, if diligently done, would have, among other things, revealed as early as January 2008 excessive risks of Sigma's inability to pay the MTNs as they matured; and (d) imprudently maintaining the investments in the Sigma MTNs after Defendants became aware or should have become aware of warnings concerning Sigma, its dire financial condition, and its likely failure before the MTNs matured.

188. As a direct, proximate result of Defendants' negligence, PSF suffered damages in an amount greater than $75,000, exact amount to be established at trial.

NINTH CAUSE OF ACTION

NEGLIGENT MISREPRESENTATION

(Regarding Riskiness of SIV Investments and Defendants' Oversight)

189. Plaintiff incorporates by reference paragraphs 1-188 as if set forth again in full.

190. On November 30, 2006, Defendants' predecessor, Mellon Bank, N.A., pitched its Securities Lending Program to PSF's Board of Trustees in an attempt to serve as the securities lending agent for PSF. At this time, Mellon (in particular, Ms. Rulong) touted its credit analysis and investment management expertise and assured the Board that its Securities Lending Program was subject to constant,

comprehensive risk oversight, specifically highlighting its "five oversight committees."

191. Defendants (in particular, Ms. Rulong, Mr. Fort, and Mr. Tant) repeated these assurances to PSF's Board of Trustees on January 15, 2008. In addition to touting their risk management process and rigorous risk oversight committees, Defendants (in particular, Mr. Tant) described their credit risk review process as a "bottoms-up" approach dedicated to credit research and monitoring investments.

192. Further, on several occasions, including on December 18, 2007 and January 15, 2008, Defendants (in particular, Ms. Rulong, Mr. Tant and Mr. Fort) represented to PSF that the Collateral Fund contained no impaired securities and, in particular, that the market warnings regarding SIVs did not reflect their long-term value. Defendants assured PSF that the SIVs held by the Collateral Fund would pay off as expected. Defendants further represented to PSF that the Collateral Fund's SIV exposure was under control due to the senior positions held by the Collateral Fund and the fact that the SIVs were backed by major banks.

193. At the time Defendants made these representations to PSF, Defendants knew or should have known them to be false. If Defendants had monitored the Sigma investments in a manner consistent with their representations, they should have known, *inter alia*, that: (a) the repo transactions on which Sigma was relying to finance its activities – and which were senior to the positions held by the Collateral Fund – were significantly over-collateralized, leaving PSF at risk of not recovering its invested principal; (b) there was an excessive risk of Sigma's failure due to its inability to pay the MTNs as they matured; and (c) these risks were compounded due to the fact that Sigma was not backed by a major bank.

194. Nonetheless, Defendants made these statements with both knowledge and intent that PSF would rely upon them.

195. The representations made by Defendants were material to PSF's decision making regarding its continued participation in Defendants' Securities Lending Program. Although PSF had limited knowledge regarding Sigma based on information available in the press, PSF relied on Defendants' superior knowledge regarding the investments in the Collateral Fund by virtue of their purported credit analysis and investment management expertise, their purported rigorous risk oversight committees, and their stated unique access to issuer information regarding those investments, including the Sigma securities.

196. If Defendants had monitored the Sigma investments in a manner consistent with their representations, and informed PSF of the substantial and excessive risks facing Sigma, PSF would have redeemed its shares in the Collateral Fund and avoided millions of dollars in losses resulting from Sigma's failure.

197. PSF justifiably relied upon these misrepresentations in good faith, and as a result, suffered damages in an amount greater than $75,000, exact amount to be established at trial.

<u>TENTH CAUSE OF ACTION</u>

UNFAIR, DECEPTIVE AND UNLAWFUL BUSINESS PRACTICE

(In Violation of *California Business and Professions Code* §§ 17200, *et seq.*)

198. Plaintiff incorporates by reference paragraphs 1-197 as if set forth again in full.

199. The above-described acts of the Defendants constitute unfair, unlawful and deceptive business practices in violation of *California Business & Professions Code* §§ 17200 *et seq.*

200. Defendants' unlawful, unfair and/or fraudulent business practices include, but are not limited to: (1) Defendants' negligent oversight of the Securities Lending Program and their misrepresentations regarding the viability of the Sigma securities; (2) Defendants' misrepresentations to PSF that the in-kind redemption restriction applied to all participants in the Collateral Fund when they knew or

should have known that it did not; (3) Defendants' unfair and inconsistent application of the in-kind redemption restriction, which resulted in favorable treatment for some of the participants in the Collateral Fund at the expense of PSF and others; and (4) Defendants' misrepresentation to PSF that they would make payments under the $20 Million Negative Earnings Guarantee for negative earnings resulting from the amortization of Sigma losses, as well as Negative Earnings resulting from the amortization of other principal losses, when they had no intention of making such payments.

201. As a direct and proximate result of Defendants' foregoing unfair, unlawful and deceptive business practices, PSF has been misled and suffered injury.

202. As a result of Defendants' unfair, unlawful and deceptive business practices, Defendants have unjustly received compensation from PSF in an amount greater than $75,000 – the exact amount to be determined at trial – for its securities lending services. PSF seeks restitution of the compensation received by Defendants throughout the period in which Defendants engaged in unfair, unlawful and deceptive business practices.

PRAYER FOR RELIEF

203. WHEREFORE, Plaintiff respectfully prays for judgment against Defendants as follows:

ON THE FIRST CLAIM FOR RELIEF

204. For actual damages in an amount to be proven at trial;

205. For exemplary and punitive damages; and

206. For costs and disbursements incurred in connection with this action, including, but not limited to attorneys' fees through trial and all appeals, costs of court, and other costs as allowed by law.

ON THE SECOND CLAIM FOR RELIEF

207. For actual damages in an amount to be proven at trial; and

208. For costs and disbursements incurred in connection with this action, including, but not limited to attorneys' fees through trial and all appeals, costs of court, and other costs as allowed by law.

ON THE THIRD CLAIM FOR RELIEF

209. For actual damages in an amount to be proven at trial; and

210. For costs and disbursements incurred in connection with this action, including, but not limited to attorneys' fees through trial and all appeals, costs of court, and other costs as allowed by law.

ON THE FOURTH CLAIM FOR RELIEF

211. For actual damages in an amount to be proven at trial; and

212. For costs and disbursements incurred in connection with this action, including, but not limited to attorneys' fees through trial and all appeals, costs of court, and other costs as allowed by law.

ON THE FIFTH CLAIM FOR RELIEF

213. For actual damages in an amount to be proven at trial; and

214. For costs and disbursements incurred in connection with this action, including, but not limited to attorneys' fees through trial and all appeals, costs of court, and other costs as allowed by law.

ON THE SIXTH CLAIM FOR RELIEF

215. For actual damages in an amount to be proven at trial;

216. For exemplary and punitive damages; and

217. For costs and disbursements incurred in connection with this action, including, but not limited to attorneys' fees through trial and all appeals, costs of court, and other costs as allowed by law.

ON THE SEVENTH CLAIM FOR RELIEF

218. For actual damages in an amount to be proven at trial:

219. For exemplary and punitive damages; and

220. For costs and disbursements incurred in connection with this action, including, but not limited to attorneys' fees through trial and all appeals, costs of court, and other costs as allowed by law.

ON THE EIGHTH CLAIM FOR RELIEF

221. For actual damages in an amount to be proven at trial; and

222. For costs and disbursements incurred in connection with this action, including, but not limited to attorneys' fees through trial and all appeals, costs of court, and other costs as allowed by law.

ON THE NINTH CLAIM FOR RELIEF

223. For actual damages in an amount to be proven at trial; and

224. For costs and disbursements incurred in connection with this action, including, but not limited to attorneys' fees through trial and all appeals, costs of court, and other costs as allowed by law.

ON THE TENTH CLAIM FOR RELIEF

225. For restitution of all funds in which PSF has an interest, in an amount to be proven at trial; and

226. For costs of suit.

ON EACH CLAIM FOR RELIEF

227. For prejudgment and post-judgment interest as provided by statute or otherwise.

///

///

///

228. For such other and further relief as the Court deems just, equitable, and proper.

Dated: February 17, 2010

IRELL & MANELLA LLP

John C. Hueston
Alison L. Plessman
Leeran R. Factor
840 Newport Center Drive, Suite 400
Newport Beach, CA 92660-6324
Telephone: (949) 760-0991
Facsimile: (949) 760-5200

Attorneys for Plaintiff Pacific Select Fund

DEMAND FOR JURY TRIAL

Plaintiff hereby requests a trial by jury.

Dated: February 17, 2010

IRELL & MANELLA LLP

John C. Hueston
Alison L. Plessman
Leeran R. Factor
840 Newport Center Drive, Suite 400
Newport Beach, CA 92660-6324
Telephone: (949) 760-0991
Facsimile: (949) 760-5200

Attorneys for Plaintiff Pacific Select Fund

COPY

UNITED STATES DISTRICT COURT, CENTRAL DISTRICT OF CALIFORNIA

CIVIL COVER SHEET

I (a) PLAINTIFFS (Check box if you are representing yourself ☐)
Pacific Select Fund

DEFENDANTS
The Bank of New York Mellon, a New York state chartered bank, and BNY Mellon, N.A., a nationally-chartered bank

(b) Attorneys (Firm Name, Address and Telephone Number. If you are representing yourself, provide same.)
(see attachment)

Attorneys (If Known)

II. BASIS OF JURISDICTION (Place an X in one box only.)

☐ 1 U.S. Government Plaintiff ☐ 3 Federal Question (U.S. Government Not a Party)
☐ 2 U.S. Government Defendant ☑ 4 Diversity (Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES - For Diversity Cases Only (Place an X in one box for plaintiff and one for defendant.)

	PTF	DEF		PTF	DEF
Citizen of This State	☐ 1	☐ 1	Incorporated or Principal Place of Business in this State	☑ 4	☐ 4
Citizen of Another State	☐ 2	☐ 2	Incorporated and Principal Place of Business in Another State	☐ 5	☑ 5
Citizen or Subject of a Foreign Country	☐ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

IV. ORIGIN (Place an X in one box only.)

☑ 1 Original Proceeding ☐ 2 Removed from State Court ☐ 3 Remanded from Appellate Court ☐ 4 Reinstated or Reopened ☐ 5 Transferred from another district (specify): ☐ 6 Multi-District Litigation ☐ 7 Appeal to District Judge from Magistrate Judge

V. REQUESTED IN COMPLAINT: JURY DEMAND: ☑ Yes ☐ No (Check 'Yes' only if demanded in complaint.)

CLASS ACTION under F.R.C.P. 23: ☐ Yes ☑ No ☑ MONEY DEMANDED IN COMPLAINT: $ excess $75,000

VI. CAUSE OF ACTION (Cite the U.S. Civil Statute under which you are filing and write a brief statement of cause. Do not cite jurisdictional statutes unless diversity.)
This is a suit stemming from Defendant's fraudulent conduct in connection with money management. This Court has jurisdiction over this suit pursuant to 28 U.S.C. 1332.

VII. NATURE OF SUIT (Place an X in one box only.)

OTHER STATUTES
☐ 400 State Reapportionment
☐ 410 Antitrust
☐ 430 Banks and Banking
☐ 450 Commerce/ICC Rates/etc.
☐ 460 Deportation
☐ 470 Racketeer Influenced and Corrupt Organizations
☐ 480 Consumer Credit
☐ 490 Cable/Sat TV
☐ 810 Selective Service
☐ 850 Securities/Commodities/Exchange
☐ 875 Customer Challenge 12 USC 3410
☐ 890 Other Statutory Actions
☐ 891 Agricultural Act
☐ 892 Economic Stabilization Act
☐ 893 Environmental Matters
☐ 894 Energy Allocation Act
☐ 895 Freedom of Info. Act
☐ 900 Appeal of Fee Determination Under Equal Access to Justice
☐ 950 Constitutionality of State Statutes

CONTRACT
☐ 110 Insurance
☐ 120 Marine
☐ 130 Miller Act
☐ 140 Negotiable Instrument
☐ 150 Recovery of Overpayment & Enforcement of Judgment
☐ 151 Medicare Act
☐ 152 Recovery of Defaulted Student Loan (Excl. Veterans)
☐ 153 Recovery of Overpayment of Veteran's Benefits
☐ 160 Stockholders' Suits
☐ 190 Other Contract
☐ 195 Contract Product Liability
☐ 196 Franchise

REAL PROPERTY
☐ 210 Land Condemnation
☐ 220 Foreclosure
☐ 230 Rent Lease & Ejectment
☐ 240 Torts to Land
☐ 245 Tort Product Liability
☐ 290 All Other Real Property

TORTS — PERSONAL INJURY
☐ 310 Airplane
☐ 315 Airplane Product Liability
☐ 320 Assault, Libel & Slander
☐ 330 Fed. Employers' Liability
☐ 340 Marine
☐ 345 Marine Product Liability
☐ 350 Motor Vehicle
☐ 355 Motor Vehicle Product Liability
☐ 360 Other Personal Injury
☐ 362 Personal Injury-Med Malpractice
☐ 365 Personal Injury-Product Liability
☐ 368 Asbestos Personal Injury Product Liability

IMMIGRATION
☐ 462 Naturalization Application
☐ 463 Habeas Corpus-Alien Detainee
☐ 465 Other Immigration Actions

TORTS — PERSONAL PROPERTY
☑ 370 Other Fraud
☐ 371 Truth in Lending
☐ 380 Other Personal Property Damage
☐ 385 Property Damage Product Liability

BANKRUPTCY
☐ 422 Appeal 28 USC 158
☐ 423 Withdrawal 28 USC 157

CIVIL RIGHTS
☐ 441 Voting
☐ 442 Employment
☐ 443 Housing/Accommodations
☐ 444 Welfare
☐ 445 American with Disabilities - Employment
☐ 446 American with Disabilities - Other
☐ 440 Other Civil Rights

PRISONER PETITIONS
☐ 510 Motions to Vacate Sentence Habeas Corpus
☐ 530 General
☐ 535 Death Penalty
☐ 540 Mandamus/Other
☐ 550 Civil Rights
☐ 555 Prison Condition

FORFEITURE/PENALTY
☐ 610 Agriculture
☐ 620 Other Food & Drug
☐ 625 Drug Related Seizure of Property 21 USC 881
☐ 630 Liquor Laws
☐ 640 R.R. & Truck
☐ 650 Airline Regs
☐ 660 Occupational Safety/Health
☐ 690 Other

LABOR
☐ 710 Fair Labor Standards Act
☐ 720 Labor/Mgmt. Relations
☐ 730 Labor/Mgmt. Reporting & Disclosure Act
☐ 740 Railway Labor Act
☐ 790 Other Labor Litigation
☐ 791 Empl. Ret. Inc. Security Act

PROPERTY RIGHTS
☐ 820 Copyrights
☐ 830 Patent
☐ 840 Trademark

SOCIAL SECURITY
☐ 861 HIA (1395ff)
☐ 862 Black Lung (923)
☐ 863 DIWC/DIWW (405(g))
☐ 864 SSID Title XVI
☐ 865 RSI (405(g))

FEDERAL TAX SUITS
☐ 870 Taxes (U.S. Plaintiff or Defendant)
☐ 871 IRS-Third Party 26 USC 7609

FOR OFFICE USE ONLY: Case Number: SACV10-00198 DOC (ANx)

AFTER COMPLETING THE FRONT SIDE OF FORM CV-71, COMPLETE THE INFORMATION REQUESTED BELOW.

UNITED STATES DISTRICT COURT, CENTRAL DISTRICT OF CALIFORNIA
CIVIL COVER SHEET

VIII(a). IDENTICAL CASES: Has this action been previously filed in this court and dismissed, remanded or closed? ☑ No ☐ Yes
If yes, list case number(s): ______

VIII(b). RELATED CASES: Have any cases been previously filed in this court that are related to the present case? ☑ No ☐ Yes
If yes, list case number(s): ______

Civil cases are deemed related if a previously filed case and the present case:
(Check all boxes that apply)
☐ A. Arise from the same or closely related transactions, happenings, or events; or
☐ B. Call for determination of the same or substantially related or similar questions of law and fact; or
☐ C. For other reasons would entail substantial duplication of labor if heard by different judges; or
☐ D. Involve the same patent, trademark or copyright, and one of the factors identified above in a, b or c also is present.

IX. VENUE: (When completing the following information, use an additional sheet if necessary.)

(a) List the County in this District; California County outside of this District; State if other than California; or Foreign Country, in which **EACH** named plaintiff resides.
☐ Check here if the government, its agencies or employees is a named plaintiff. If this box is checked, go to item (b).

County in this District:*	California County outside of this District; State, if other than California; or Foreign Country
Orange	

(b) List the County in this District; California County outside of this District; State if other than California; or Foreign Country, in which **EACH** named defendant resides.
☐ Check here if the government, its agencies or employees is a named defendant. If this box is checked, go to item (c).

County in this District:*	California County outside of this District; State, if other than California; or Foreign Country
	BNY Mellon- Pennsylvania The Bank of New York Mellon - New York State

(c) List the County in this District; California County outside of this District; State if other than California; or Foreign Country, in which **EACH** claim arose.
Note: In land condemnation cases, use the location of the tract of land involved.

County in this District:*	California County outside of this District; State, if other than California; or Foreign Country
Orange County	

*** Los Angeles, Orange, San Bernardino, Riverside, Ventura, Santa Barbara, or San Luis Obispo Counties**
Note: In land condemnation cases, use the location of the tract of land involved

X. SIGNATURE OF ATTORNEY (OR PRO PER): [signature] Date 2/17/10

Notice to Counsel/Parties: The CV-71 (JS-44) Civil Cover Sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law. This form, approved by the Judicial Conference of the United States in September 1974, is required pursuant to Local Rule 3-1 is not filed but is used by the Clerk of the Court for the purpose of statistics, venue and initiating the civil docket sheet. (For more detailed instructions, see separate instructions sheet.)

Key to Statistical codes relating to Social Security Cases:

Nature of Suit Code	Abbreviation	Substantive Statement of Cause of Action
861	HIA	All claims for health insurance benefits (Medicare) under Title 18, Part A, of the Social Security Act, as amended. Also, include claims by hospitals, skilled nursing facilities, etc., for certification as providers of services under the program. (42 U.S.C. 1935FF(b))
862	BL	All claims for "Black Lung" benefits under Title 4, Part B, of the Federal Coal Mine Health and Safety Act of 1969. (30 U.S.C. 923)
863	DIWC	All claims filed by insured workers for disability insurance benefits under Title 2 of the Social Security Act, as amended; plus all claims filed for child's insurance benefits based on disability. (42 U.S.C. 405(g))
863	DIWW	All claims filed for widows or widowers insurance benefits based on disability under Title 2 of the Social Security Act, as amended. (42 U.S.C. 405(g))
864	SSID	All claims for supplemental security income payments based upon disability filed under Title 16 of the Social Security Act, as amended.
865	RSI	All claims for retirement (old age) and survivors benefits under Title 2 of the Social Security Act, as amended. (42 U.S.C. (g))

Attorneys for Plaintiff Pacific Select Fund:

John C. Hueston
Irell & Manella LLP
840 Newport Center Drive, Suite 400
Newport Beach, CA 92660
(949) 760-5152

Alison L. Plessman
Leeran R. Factor
Irell & Manella LLP
1800 Avenue of the Stars, Suite 900
Los Angeles, CA 90067
(310) 277-1010

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

PACIFIC SELECT FUND PLAINTIFF(S) v. THE BANK OF NEW YORK MELLON, a New York state chartered bank, and BNY MELLON, N.A., a nationally-chartered bank DEFENDANT(S).	CASE NUMBER **SACV10-00198 DOC (ANx)** **SUMMONS**

TO: DEFENDANT(S):

A lawsuit has been filed against you.

Within 21 days after service of this summons on you (not counting the day you received it), you must serve on the plaintiff an answer to the attached [X] complaint [ ] ____________ amended complaint [ ] counterclaim [ ] cross-claim or a motion under Rule 12 of the Federal Rules of Civil Procedure. The answer or motion must be served on the plaintiff's attorney, John C. Hueston, whose address is 840 Newport Center Drive, Suite 400, Newport Beach, CA 92660. If you fail to do so, judgment by default will be entered against you for the relief demanded in the complaint. You also must file your answer or motion with the court.

Clerk, U.S. District Court

Dated: February 17, 2010

By: ROLLS ROYCE PASCHAL
Deputy Clerk

(Seal of the Court)

[Use 60 days if the defendant is the United States or a United States agency, or is an officer or employee of the United States. Allowed 60 days by Rule 12(a)(3)].

[illegible]

ROLLS ROYCE PASCHAL